EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 26, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) and Brookfield Renewable Corporation (or together with Brookfield Renewable Partners, “Brookfield Renewable”) (NYSE, TSX: BEPC) announced today the filing of their respective 2020 annual reports, including audited financial statements for the year ended December 31, 2020, on Forms 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR.

These documents are available at bep.brookfield.com (or for Brookfield Renewable Corporation, at bep.brookfield.com/bepc), on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 20,000 megawatts of installed capacity and an approximately 23,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $600 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com